Interactive Meeting Invite 2Q2025

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Interactive Meeting

Results 2Q25

August 6th

9a.m. (EDT) | 10a.m. (Brasília time)

English and Portuguese

We will present our 2Q25 results in an interactive meeting, with a Q&A session at the end.

Register

Check out the speakers



Milton Maluhy
CEO



Gabriel Amado de Moura
CFO



Renato Lulia
Head of Corporate Strategy, IR and Corporate Development



Gustavo Lopes Rodrigues
IRO

2Q25 Results

Results will be published on the investor relations website on August 5th, after trading hours.